Exhibit 99.1

Mdxhealth Reports Results for the Third Quarter and
Nine-Month Period Ended September 30, 2025

Q3 revenues increased by 18% to $27.4 million

Adjusted EBITDA profitability of $1.0 million for Q3

Acquisition of ExoDx business from Bio-Techne Corporation

Conference call with Q&A today at 4:30 PM ET / 22:30 CET

IRVINE, CA – November 12, 2025 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a leading precision diagnostics company, today announced its financial results for the three and nine-month period ended September 30, 2025.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are pleased to report another strong quarter of growth and operating execution for mdxhealth with 18% revenue growth for the quarter and 20% growth year-to-date, coupled with continued discipline on our operating expenses which were essentially flat on a quarterly and year-to-date basis despite extraordinary ExoDx transaction expenses. Furthermore, total use of cash in Q3 was less than $1 million.

Strategically, the period was highlighted by the acquisition of Exosome Diagnostics from Bio-Techne on September 15th. We will continue to prioritize the integration of the combined business throughout the fourth quarter, including transitioning our Select mdx customers to ExoDx and cross training our direct sales organization, now expanded from 50 to 60 direct sales representatives. The expansion of our sales organization was informed by the significant cross-selling opportunity of our menu of ExoDx, Confirm mdx and GPS, identified through our diligence on the combined customer base. To maximize the capture of this compelling near-term opportunity, we have decided to suspend our germline product introduction, apply those commercial resources to ExoDx, Confirm and GPS, and re-evaluate the germline opportunity in 2026.

Despite the elimination of expected Germline revenue contribution in Q3 and Q4, we remain confident in reaffirming our full-year guidance of $108 million to $110 million and expect our Q4 and full year revenue growth to meet or exceed 20%.”

Key highlights for the third quarter of 2025:

●	Revenue of $27.4 million, an increase of 18% over the prior year period

●	Tissue-based (Confirm mdx and GPS) test volume of 12,679, an increase of 18% over prior year period

●	Liquid-based (Select mdx, ExoDx, Resolve mdx, Germline) test volume of 19,892, an increase of 65% over prior year period

●	Gross margin of 65.2%, an improvement of 4.0 percentage points over the prior year period

●	Net loss of $8.0 million, a 28% improvement over the prior year period

●	Positive adjusted EBITDA of $1.0 million, a $4.8 million improvement over prior year period

●	Exosome Diagnostics, Inc., acquired from Bio-Techne Corporation, which includes the ExoDx Prostate Test

Financial review for the three and nine months ended September 30, 2025

USD in ’000 (except per share data)	Three months ended September 30			Nine months ended September 30
Unaudited	2025	2024	% Change	2025	2024	% Change
Revenue	27,433	23,317	18%	78,330	65,310	20%
Cost of goods	(9,558)	(9,042)	6%	(27,384)	(25,686)	7%
Gross Profit	17,875	14,275	25%	50,946	39,624	29%
Operating expenses	(20,517)	(20,367)	1%	(60,092)	(59,738)	1%
Operating loss	(2,642)	(6,092)	(57)%	(9,146)	(20,114)	(55)%
Net loss	(8,010)	(11,189)	(28)%	(24,591)	(31,228)	(21)%
Adjusted EBITDA*	952	(3,869)	n/a	981	(13,120)	n/a
Basic and diluted loss per share	(0.16)	(0.40)	(60)%	(0.50)	(1.14)	(56)%

*	A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Disclosure”

Results for the three months ended September 30, 2025

Revenue increased 18% to $27.4 million compared to $23.3 million for the prior year period. Tissue-based tests accounted for 76% and 80% of total third quarter 2025 and 2024 revenue, respectively.

Gross profit increased 25% to $17.9 million compared to $14.3 million for the prior year period. Gross margins were 65.2% compared to 61.2% for the prior year period, an increase of 4.0 percentage points primarily attributed to test mix.

Operating expenses increased 1% to $20.5 million compared to $20.4 million for the prior year period. Operating expenses included $1.5 million in ExoDx acquisition-related expenses. Excluding these extraordinary expenses, our operating expenses would have been $19.0 million, a reduction of 7% compared to prior year.

Net loss decreased 28% to $8.0 million compared to $11.2 million for the prior year period, primarily driven by the $3.6 million improvement in gross profit.

Adjusted EBITDA was $1.0 million, an improvement of $4.8 million compared to ($3.8) million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Disclosure.”

Results for the nine months ended September 30, 2025

Revenue increased 20% to $78.3 million compared to $65.3 million for the prior year period. Tissue-based tests accounted for 82% and 80% of 2025 and 2024 revenue, respectively.

Gross profit increased 29% to $51.0 million compared to $39.6 million for the prior year period. Gross margins were 65.0% compared to 60.7% for the prior year period, an improvement of 4.3 percentage points primarily attributed to our test mix.

Operating expenses increased 1% to $60.1 million compared to $59.7 million for the prior year period.

Net loss decreased 21% to $24.6 million compared to $31.2 million for the year period, primarily driven by improved gross profit, partially offset by non-cash fair value changes of $5.5 million. Excluding the non-cash fair value changes, our net loss would have decreased 43% to $16.4 million.

Adjusted EBITDA was $1.0 million, an improvement of $14.1 million compared to ($13.1) million for the same period last year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the tables included in this press release. An explanation of these measures is also included below under the heading “Non-IFRS Disclosure.”

Cash and cash equivalents as of September 30, 2025, were $32.0 million.

Conference Call

Management will host a conference call and Q&A session today at 4:30 PM EST / 22:30 CET.

To participate in the conference call, please select your phone number below:

United States: 1-844-825-9789

Belgium: 0800 38 961

The Netherlands: 0800 94 94 506

United Kingdom: 0808 238 9064

Conference ID: 10203872

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1738892&tp_key=76bbbf3f0a

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

About mdxhealth

Mdxhealth is a leading precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests, based on proprietary genomic, epigenomic, exosomal and other molecular technologies, assist physicians with the diagnosis and prognosis of prostate cancer and other urologic diseases. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

Acquisition of Exosome Diagnostics

The size of the Exosome Diagnostics acquisition necessitates use of the allowable measurement period to adequately analyze all the factors used in establishing the asset and liability fair values as of the acquisition date. The preliminary acquisition accounting is based upon the Company’s estimates of fair value. The primary areas of the preliminary acquisition accounting that are not yet finalized include the following: (i) finalizing the review and valuation of property and equipment (including the models, key assumptions, estimates and inputs used), (ii) finalizing the review and valuation of related intangible assets (including key assumptions, inputs and estimates), (iii) finalizing the valuation of certain in-place contracts or contractual relationships (including but not limited to leases), (iv) finalizing our review of certain assets acquired and liabilities assumed, and (v) finalizing our estimate of the impact of acquisition accounting on deferred income taxes or liabilities. As the initial acquisition accounting is based on our preliminary assessments, actual values may differ (possibly materially) when final information becomes available that differs from our current estimates. The Company will continue to evaluate these items until they are satisfactorily resolved and adjust our acquisition accounting accordingly, within the allowable measurement period (not to exceed one year from the date of acquisition), as defined by IFRS 3, Business Combinations.

Non-IFRS Disclosure

In addition to the Company’s financial results determined in accordance with IFRS, the Company provides adjusted EBITDA, a non-IFRS measure that the Company determines to be useful in evaluating its operating performance. The Company defines adjusted EBITDA as net loss less interest expense, depreciation and amortization of intangible assets, impairment, share-based compensation, fair-value adjustments, debt extinguishment costs, provision for inventory obsolescence, reduction in force severance costs, ExoDx acquisition expenses, amendments related to the Exact Sciences earnout, income tax benefit (expense), and other financial and non-cash expenses. Management believes that presentation of non-IFRS financial measures provides useful supplemental information to investors and facilitates the analysis of the Company’s core operating results and comparison of operating results across reporting periods. The Company uses this non-IFRS financial information to establish budgets, manage the Company’s business, and set incentive and compensation arrangements. However, non-IFRS financial information is presented for supplemental information purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. For example, non-IFRS adjusted EBITDA excludes a number of expense items that are included in net loss. As a result, positive adjusted EBITDA may be achieved while a significant net loss persists. The Company’s presentation of expected non-IFRS adjusted EBITDA is a forward-looking statement about the Company’s future financial performance. This non-IFRS measure includes adjustments like share-based compensation, debt extinguishment costs, fair-value adjustments related to contingent considerations that are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. Additionally, management does not forecast many of the excluded items for internal use. Information reconciling forward-looking non-IFRS measures to IFRS measures is therefore not available without unreasonable effort and is not provided. The occurrence, timing, and amount of any of the items excluded from IFRS to calculate non-IFRS could significantly impact the Company’s IFRS results.

Forward-Looking Statement: This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; our strategies, positioning, resources, capabilities and expectations for future events or performance; and the anticipated timing and benefits of our acquisitions, including estimated synergies and other financial impacts. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the ExoDx and GPS prostate cancer businesses will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, Exosome Diagnostics, ExosomeDx, ExoDx, ExoDx Prostate Intelliscore (EPI), and Monitor mdx are trademarks or registered trademarks of MDxHealth SA and its affiliates. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, the Bio-Techne trademark, and all other trademarks and service marks, are the property of their respective owners.

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Three Months Ended September 30,		Nine Months Ended September 30,
Thousands of $ (except per share data)	2025	2024	2025	2024

Revenues	27,433	23,317	78,330	65,310
Cost of sales (exclusive of amortization of intangible assets)	(9,558)	(9,042)	(27,384)	(25,686)
Gross Profit	17,875	14,275	50,946	39,624
Research and development expenses	(2,007)	(2,697)	(7,073)	(7,764)
Selling and marketing expenses	(10,588)	(10,619)	(30,331)	(31,280)
General and administrative expenses	(7,459)	(5,735)	(19,536)	(16,936)
Amortization of intangible assets	(1,297)	(1,327)	(3,939)	(3,575)
Other operating income (expense), net	834	11	787	(183)
Operating loss	(2,642)	(6,092)	(9,146)	(20,114)
Financial income	502	197	1,375	1,772
Financial expense	(5,876)	(4,960)	(17,105)	(12,552)
Loss before income tax	(8,016)	(10,855)	(24,876)	(30,894)
Income tax	6	(344)	285	(334)
Loss for the period	(8,010)	(11,189)	(24,591)	(31,228)

Loss per share attributable to parent
Basic and diluted	(0.16)	(0.40)	(0.50)	(1.14)

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	as of September 30, 2025	as of December 31, 2024
ASSETS
Goodwill	37,054	35,926
Intangible assets	41,301	40,592
Property, plant and equipment	5,426	4,363
Right-of-use assets	11,334	8,617
Financial assets	944	936
Non-current assets	96,059	90,434
Inventories	6,082	3,869
Trade receivables	18,237	14,440
Prepaid expenses and other current assets	1,887	1,788
Cash and cash equivalents	32,014	46,798
Current assets	58,220	66,895
Total assets	154,279	157,329
EQUITY
Share capital	214,670	214,670
Issuance premium	153,177	153,177
Accumulated deficit	(394,106)	(369,515)
Share-based compensation	18,642	17,124
Translation reserve	(646)	(615)
Total equity	(8,263)	14,841

LIABILITIES
Loans and borrowings	75,920	50,967
Lease liabilities	10,024	7,413
Other non-current financial liabilities	25,438	41,445
Non-current liabilities	111,382	99,825
Loans and borrowings	-	324
Lease liabilities	1,961	1,360
Trade payables	9,389	8,001
Other current liabilities	7,237	6,567
Other current financial liabilities	32,573	26,411
Current liabilities	51,160	42,663
Total liabilities	162,542	142,488
Total equity and liabilities	154,279	157,329

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months Ended September 30,
Thousands of $	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(9,146)	(20,114)
Depreciation	2,828	2,271
Amortization of intangible assets	3,939	3,575
Provision for inventory obsolescence	794	-
Share-based compensation	1,518	1,059
Other non-cash transactions	(853)	(85)
Cash used in operations before working capital changes	(920)	(13,294)

Changes in operating assets and liabilities
Increase (-) in inventories	(1,383)	(1,605)
Increase (-)in receivables	(538)	(3,536)
Increase (+) in payables	274	3,023
Net cash outflow from operating activities	(2,567)	(15,412)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,103)	(996)
Acquisition and generation of intangible assets	-	(971)
Cash from acquisition of Exosome Diagnostics	755	-
GPS earnout payment	(21,252)	-
Interest received	1,249	560
Net cash outflow from investing activities	(20,351)	(1,407)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	-	37,206
Proceeds from loan obligation	24,250	53,051
GPS earnout payment – financing option	(6,719)	-
Repayment of loan obligation, loan modification, and debt extinguishment costs	(324)	(39,929)
Payment of lease liability	(1,570)	(1,409)
Payment of interest	(7,175)	(4,899)
Other financial expense	(344)	(306)
Net cash inflow from financing activities	8,118	43,714

Net (decrease) / increase in cash and cash equivalents	(14,800)	26,895

Cash and cash equivalents at beginning of the period	46,798	22,380
Effect of exchange rates	16	(3)
Cash and cash equivalents at end of the period	32,014	49,272

UNAUDITED RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three Months Ended September 30,		Nine Months Ended September 30,
Thousands of $	2025	2024	2025	2024

IFRS net loss	(8,010)	(11,189)	(24,591)	(31,228)
Amortization of intangible assets	1,297	1,327	3,939	3,575
Depreciation expense	957	821	2,828	2,271
Impairment	367	-	367	-
Share-based compensation expense	447	365	1,518	1,059
Interest expense, net	2,816	2,033	7,330	4,962
Income tax (benefit) expense	(6)	334	(285)	334
Debt extinguishment cost	-	-	-	3,130
Provision for inventory obsolescence	266	-	794	-
Reduction in force severance costs	(16)	-	335	174
ExoDx acquisition expenses	1,566	-	1,566	-
Fair value adjustments (1)	2,100	2,661	7,735	2,478
Other adjustments (2)	(832)	(221)	(555)	125
Adjusted EBITDA	952	(3,869)	981	(13,120)

1)	Primarily related to GPS contingent consideration and Exact Sciences 5-year warrants

2)	Bank fees and other non-cash expenses

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

John Fraunces

Managing Director

Tel: +1 917 355 2395

Jfraunces@lifesciadvisors.com